FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Montana, Michael J.	2. Issuer Name and Ticker or Trading Symbol Ameren Corporation AEE		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) Vice President of Subsidiary
(Last) (First) (Middle) P. O. Box 66149	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/17/03
(Street) St. Louis, MO 63166-6149		5. If Amendment, Date of Original (Month/Day/Year) 03/10/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 Par Value								120	D
Common Stock, $.01 Par Value								2,517	I	By 401(k)
Common Stock, $.01 Par Value	03/07/03		D		982(1)	D	$39.1123		D
Common Stock, $.01 Par Value	03/07/03		D		280(2)(7)	D	$39.1123		D
Common Stock, $.01 Par Value	03/07/03		D		496		$39.1123	496(3)(7)	D
Common Stock, $.01 Par Value	03/07/03		D		916(4)	D	$39.1123		D
Common Stock, $.01 Par Value	03/07/03		D		316(5)(7)	D	$39.1123		D
Common Stock, $.01 Par Value	03/07/03		D		601		$39.1123	601(6)(7)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option										Common Stock $.01 Par Value			25,175	D

Explanation of Responses:

(1) That portion of restricted stock granted in 2001 which was forfeited due to acceptance of a voluntary retirement program.
(2) That portion of restricted stock granted in 2001 which was placed in an Ameren account and liquidated to cover Mr. Montana's tax liability.
(3) 2001 restricted stock released to Mr. Montana due to voluntary retirement program.
(4) That portion of restricted stock granted in 2002 which was forfeited due to acceptance of a voluntary retirement program.
(5) That portion of restricted stock granted in 2002 which was placed in an Ameren account and liquidated to cover Mr. Montana's tax liability.
(6) 2002 restricted stock released to Mr. Montana due to voluntary retirement program.
(7) Due to the cap on social security taxes, fewer shares than previously reported were required for liquidation to cover Mr. Montana's tax liability. The difference was released to Mr. Montana.

By: /s/ G. L. Waters G. L. Waters, Asst. Secy. for Michael J. Montana **Signature of Reporting Person	03/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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